NAME OF REGISTRANT:
Franklin Real Estate Securities Trust
File No. 811-8034

EXHIBIT ITEM No. 77I(b):


The Franklin Real Estate Securities Fund (the
"Fund"), a series of the Registrant, began offering a third class of shares on January 1, 1997: Franklin Real Estate Securities Fund -
Advisor Class. Class I, Class II and Advisor
Class shares differ as to sales charges, expenses and services. Different fees and expenses will affect performance. Additional classes and series of shares may be offered in the future. Shares of each class of a series represent proportionate interests in the assets of the Fund and have the same voting and other rights and preferences as any other class and series of the Registrant on matters that affect the Registrant as a whole.